UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 4)

CLINICAL DATA, INC.
(Name of Subject Company)
CLINICAL DATA, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
Laurus Warrant Exercisable for Shares of Common Stock
2005 Warrants Exercisable for Shares of Common Stock
2006 Warrants Exercisable for Shares of Common Stock
2008 Warrants Exercisable for Shares of Common Stock
2009 Warrants Exercisable for Shares of Common Stock
Clinical Data Notes Convertible into Shares of Common Stock
(Title of Class of Securities)
Common Stock, $0.01 par value per share – 18725U109
Laurus Warrant Exercisable for Shares of Common Stock – Not Applicable
2005 Warrants Exercisable for Shares of Common Stock – Not Applicable
2006 Warrants Exercisable for Shares of Common Stock – Not Applicable
2008 Warrants Exercisable for Shares of Common Stock – Not Applicable
2009 Warrants Exercisable for Shares of Common Stock – Not Applicable
Clinical Data Notes Convertible into Shares of Common Stock – Not Applicable
(CUSIP Number of Class of Securities)

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Marc A. Recht, Esq.
Barbara L. Borden, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
(617) 937-2300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Clinical Data, Inc., a Delaware corporation (“Clinical Data”), with the Securities and Exchange Commission (the “SEC”) on March 8, 2011, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Clinical Data with the SEC on March 18, 2011, by Amendment No. 2 to Schedule 14D-9 previously filed by Clinical Data with the SEC on March 28, 2011 and by Amendment No. 3 to Schedule 14D-9 previously filed by Clinical Data with the SEC on April 4, 2011 (as amended, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase (i) the common stock, $0.01 par value per share, of Clinical Data, (ii) that certain warrant, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd., (iii) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein, (iv) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between Clinical Data and the investors named therein, (v) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between Clinical Data and the purchasers named therein, (vi) all of the warrants with an exercise price of $8.12 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, (vii) all of the warrants with an exercise price of $9.744 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, and (viii) all of the convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000. Purchaser is a wholly-owned subsidiary of FL Holding CV, a Netherlands limited partnership (“Parent”), and Parent is an indirect wholly-owned subsidiary of Forest Laboratories, Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated March 8, 2011, and is subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011, and in the related Letters of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.
     Item 8 is hereby amended and supplemented by adding the following to the end of Item 8:
     “The Offer expired at 12:00 midnight, New York City time, at the end of the day on April 11, 2011. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Forest that, as of the expiration of the Offer, a total of 27,868,256 Shares; 2005 Warrants exercisable for 93,556 Shares; 2006 Warrants exercisable for 113,817 Shares; 2008 Warrants exercisable for 757,461 Shares; 2009 Series A Warrants exercisable for 1,527,650 Shares; 2009 Series B Warrants exercisable for 1,527,650 Shares; and Clinical Data Notes convertible into 6,110,599 Shares were validly tendered and not validly withdrawn prior to the expiration of the Offer, which represented approximately 82.8% of the outstanding Shares of Clinical Data, on a fully-diluted basis. None of the Laurus Warrants were tendered in the Offer. Purchaser has accepted for payment all Securities validly tendered and not properly withdrawn during the Offer.
     Purchaser intends to convert into Shares all of the Clinical Data Notes tendered and accepted in the Offer. In addition, Purchaser may exercise its option under the Merger Agreement to purchase additional Shares in order to ensure ownership of at least 90% of the outstanding Shares. At such time as Purchaser owns at least 90% of the outstanding Shares, Forest will complete the acquisition of 100% of the Shares by effecting a short-form merger in which Purchaser will merge with and into Clinical Data, with Clinical Data surviving the merger and continuing as an indirect, wholly owned subsidiary of Forest. Following the short-form merger, each of the remaining Shares (other than Shares that are held by (i) Clinical Data, Parent, Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of Clinical Data, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive the Cash Portion and the Contingent Consideration, and each of the remaining In-the-Money Warrants and Clinical Data Notes will, as permitted by the terms thereof, be canceled and converted into the right to receive the same consideration per In-the-Money Warrant or Clinical Data Note that would have been paid in the Offer. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLINICAL DATA, INC.

By:	/s/ Andrew J. Fromkin
Name:	Andrew J. Fromkin
Title:	President and Chief Executive Officer

Dated:	April 12, 2011